UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Horizon Acquisition Corporation
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G46049105

(CUSIP Number)

Duncan Bagshaw
Eldridge Industries, LLC
600 Steamboat Road
Greenwich, CT 06830
203-298-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Horizon Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,099,608
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,099,608
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,099,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.79%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eldridge Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,099,608
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,099,608
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,099,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.79%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Boehly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,099,608
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER c
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,099,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.79%
14	TYPE OF REPORTING PERSON HC, IN

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Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on September 11, 2020 (the “Original Schedule 13D”) and relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”) of Horizon Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Item 2.	Identity and Background.

Item 2 (a), (c), (f) of the Original Schedule 13D is hereby amended and restated:

This Amendment is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	Horizon Sponsor, LLC, a Delaware limited liability company (“Sponsor”);

ii.	Eldridge Industries, LLC, a Delaware limited liability company (“Eldridge”);and

iii.	Todd L. Boehly, a citizen of the United States of America (“Mr. Boehly”).

This Statement relates to shares of Class A ordinary shares underlying units purchased in the Issuer’s initial public offering (the “IPO”) and shares of Class A ordinary shares issuable upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares”) of the Issuer (collectively, the “Shares”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

Eldridge’s purchase of 19,000,000 shares of VS PubCo Class A Common Stock in a private placement for a purchase price of $10.00 per share in the PIPE Financing (as defined below) will be derived from funds provided by affiliates of the Sponsor.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Transaction Agreement

As disclosed by the Issuer on a Current Report on Form 8-K filed on April 22, 2021 (the “Current Report”), on April 21, 2021, the Issuer, entered into a Transaction Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among the Issuer, the Sponsor, Hoya Topco, LLC, a Delaware limited liability company (“Topco”), Hoya Intermediate, LLC, a Delaware limited liability company (“Intermediate”), and Vivid Seats Inc., a Delaware corporation and a direct wholly owned subsidiary of Intermediate (“VS PubCo” and collectively with Topco and Intermediate, the “VS Entities”).

Upon the terms and subject to the conditions of the Transaction Agreement, and in accordance with the Delaware General Corporation Law and the Cayman Islands Companies Act, the Issuer will merge with and into VS PubCo (the “Merger”), the separate corporate existence of the Issuer will cease and VS PubCo will be the surviving corporation of the Merger (hereinafter referred to for the periods at and after the effective time of the Merger (the “Effective Time”) (as defined below) as the “Surviving Corporation”). At the Effective Time, by virtue of the Merger, each Class A ordinary share and each Class B ordinary share issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive one (1) share of Class A Common Stock of VS PubCo, par value $0.0001 (“VS PubCo Class A Common Stock”). At the Effective Time, each warrant to purchase Shares issued and outstanding immediately prior to the Effective Time will automatically become a warrant to purchase shares of VS PubCo Class A Common Stock. The Merger and the other transactions contemplated by the Transaction Agreement are hereinafter referred to as the “Business Combination” and the closing date of the Business Combination is hereinafter referred to as the “Closing.”

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At least one day prior to the Merger, the Sponsor will exchange its existing shares of Class B ordinary shares in exchange for shares of Class A ordinary shares and warrants to purchase Class A ordinary shares in accordance with the Exchange Agreement described below.

Exchange Agreement

Concurrently with the execution of the Transaction Agreement, the Sponsor and the Issuer entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, effective at least one day prior to the Merger, the Sponsor agreed to irrevocably tender to the Issuer 13,599,608 shares of Class B ordinary shares for cancellation in exchange (the “Exchange”) for (a) warrants to purchase 17,000,000 shares of Class A ordinary shares, at an exercise price of $10.00 per share, (b) warrants to purchase 17,000,000 shares of Class A ordinary shares at an exercise price of $15.00 per share and (c) 50,000 shares of Class A ordinary shares.

Sponsor Agreement

Concurrently with the execution of the Transaction Agreement, the Sponsor, the Issuer and Topco entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor agrees, among other things, (i) to vote at any meeting of the Issuer’s shareholders, and in any action by written consent of Issuer’s shareholders, all of its Issuer’s equity securities in favor of the adoption and approval of the Transaction Agreement, the transactions contemplated thereby, including the Merger, and the other approvals contemplated to be sought with respect thereto; (ii) be bound by certain other covenants and agreements related to the Business Combination, (iii) be bound by certain transfer restrictions with respect to such securities and (iv) increase the amount of its subscription of shares of VS PubCo Class A Common Stock, by the amount the available cash held by VS PubCo at the closing of the Business Combination is less than approximately $769 million, in consideration for a fee of approximately $11.7 million, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

PIPE Financing

In connection with the signing of the Transaction Agreement, the Issuer and VS PubCo entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), including the Sponsor and Eldridge. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to such investors, on the closing date, an aggregate of 22,500,000 shares of VS PubCo Class A Common Stock, in a private placement for a purchase price of $10.00 per share, for aggregate gross proceeds of $225 million (the “PIPE Financing”).  Eldridge has agreed to purchase 19,000,000 shares of VS PubCo Class A Common Stock in a private placement for a purchase price of $10.00 per share in the PIPE Financing.

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that VS PubCo will grant the investors in the PIPE Financing certain customary registration rights. VS PubCo will, within 30 days after the consummation of the Business Combination, file with the Securities and Exchange Commission a registration statement registering the resale of such shares of VS PubCo Class A Common Stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

Stockholders’ Agreement

At the Closing, VS PubCo, Topco and the Sponsor will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), which will provide for, among other things, director nomination rights of Topco and the Sponsor for the VS PubCo board of directors as described above. Such director nomination rights of Topco and the Sponsor shall step down as their respective aggregate ownership interests in VS PubCo decrease.

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In addition to the aforementioned nomination rights, pursuant to the Stockholders’ Agreement, the Sponsor and Topco will agree, subject to limited exceptions, not to transfer shares of VS PubCo Common Stock or warrants to purchase shares of VS PubCo Common Stock held by Topco (and, in certain circumstances, certain of Topco’s members and their affiliates) or held by the Sponsor or any of its affiliates for a lock-up period after Closing as follows: (i) 50.0% of such shares and warrants will be subject to lock-up restrictions until the six (6) month anniversary of Closing and (ii) 50.0% of such shares and warrants will be subject to lock-up restrictions until the twelve (12) month anniversary of Closing; provided that 50.0% of these shares and warrants shall be released from the lock-up early upon the occurrence of both (a) the post-Closing share price exceeding $15.00 per share for twenty (20) trading days within a consecutive thirty (30)-trading day period commencing at least five (5) months after Closing and (b) the average daily trading volume exceeding one million (1,000,000) during such period.

The Stockholders’ Agreement also provides for, among other things, VS PubCo’s obligation to maintain “controlled company” qualification (under applicable stock exchange rules) unless otherwise agreed by Topco and certain other voting agreements of the Sponsor and Topco with respect to VS PubCo.

Registration Rights Agreement

At the Closing, VS PubCo, the Sponsor and Topco will amend and restate the Registration Rights Agreement, dated as of August 25, 2020, by and between the Issuer and the Sponsor (such amended and restated agreement, the “Registration Rights Agreement”), pursuant to which, among other things, VS PubCo will agree to file a registration statement for a shelf registration on Form S-1 or Form S-3 within 30 days following Closing and the Sponsor and Topco will be granted certain customary registration rights with respect to the securities of VS PubCo.

A copy of the form of Registration Rights Agreement is filed as Exhibit C to the Transaction Agreement.

The summaries of the Transaction Agreement, the Exchange Agreement, the Sponsor Agreement, the Stockholders’ Agreement, the Registration Rights Agreement and the Subscription Agreements contained herein are qualified in its entirety by reference to the full text of such agreement, copies of which are filed as exhibits hereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Class A ordinary shares beneficially owned by the Reporting Persons on the basis of a total of 54,398,433 shares of Class A ordinary shares outstanding and 13,599,608 shares of Class B ordinary shares outstanding, as per the information reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2021, is set forth in boxes 11 and 13 of the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein are Shares issuable upon conversion of the Class B ordinary shares.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)       Except as set forth in Item 4 and Item 6 of this Amendment, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d)       No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

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The information set forth in Item 4 with respect to the Transaction Agreement, the Exchange Agreement, the Sponsor Agreement, the Subscription Agreements, the Stockholders’ Agreement and Registration Rights Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of September 11, 2020 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 11, 2020).
2	Transaction Agreement, dated April 21, 2021, by and among Horizon Acquisition Corporation, Horizon Sponsor, LLC, Hoya Topco, LLC, Hoya Intermediate, LLC and Vivid Seats Inc. (incorporated by reference to Exhibit 2.1 to the amendment to the Current Report filed on Form 8-K/A by the Issuer with the SEC on April 26, 2021).
3	Exchange Agreement, dated April 21, 2021, by and between Horizon Acquisition Corporation and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the amendment to the Current Report filed on Form 8-K/A by the Issuer with the SEC on April 26, 2021).
4	Sponsor Agreement, dated April 21, 2021, by and among Horizon Acquisition Corporation, Horizon Sponsor, LLC and Hoya Topco, LLC (incorporated by reference to Exhibit 10.2 to the amendment to the Current Report filed on Form 8-K/A by the Issuer with the SEC on April 26, 2021).
5	Form Subscription Agreement (incorporated by reference to Exhibit 10.3 to the amendment to the Current Report filed on Form 8-K/A by the Issuer with the SEC on April 26, 2021).
6	Form Stockholders’ Agreement (incorporated by reference to Exhibit 10.4 to the amendment to the Current Report filed on Form 8-K/A by the Issuer with the SEC on April 26, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2021

HORIZON SPONSOR, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Chief Executive Officer

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Authorized Signatory

/s/ Todd L. Boehly
Todd L. Boehly

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